March 16, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Anita Karu

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-1
File No. 333-138595
Ladies and Gentlemen:
     On behalf of Ocean Power Technologies, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 2 is being filed in response to comments contained in the letter dated February 26, 2007 from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dr. George W. Taylor, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.
     On behalf of the Company, we advise you as follows:

Securities and Exchange Commission
March 16, 2007

Summary Consolidated Financial Data, page 6
1.	Please tell us why you omitted per share information from this table.
Response:	Share data was omitted from the Summary Consolidated Financial Data in Amendment No. 1 because the Company had not yet effected the proposed one-for-ten reverse stock split of its common stock. With the filing of Amendment No. 2 to the Registration Statement, the Company has reflected the reverse stock split throughout the Registration Statement and intends to announce shortly the effective date of the split on the AIM market of the London Stock Exchange.
Management’s Discussion and Analysis of Financial Condition..., page 31
Liquidity and Capital Resources, page 40
2.	We have read your response to comment 14 in our letter dated December 12, 2006 and note your revised disclosures. Please quantify the extent to which your cash requirements have exceeded cash flows from customer revenues. In addition, please quantify the amount of additional funding that has been necessary to sufficiently fund operations.
Response:	The Company has revised the disclosure on page 42 in response to the Staff’s comment.
Business, page 46
Our Competitive Advantages, page 49
Our PowerBuoy system is efficient in harnessing wave energy, page 49
3.	Please disclose your historical load factor.
Response:	As described on page 51 of the Registration Statement, load factor is one measure of the efficiency of an electric power generation system. It is defined as the percent of kilowatt hours produced by a system in a given period as compared to the total possible kilowatt hours that could be produced by the system in that period. Relative load factors are a means of comparing the efficiencies of different energy sources to produce equivalent power outputs (without taking into account the relative costs of constructing such systems).

The Company does not believe that disclosure of its historical load factor is meaningful or even possible. Over the last several years, the Company has been developing its PowerBuoy systems and has recently reached the point of commercialization. The load factor stated in the Registration Statement is based on the Company’s view that, given the expected wave energy at its targeted

Securities and Exchange Commission
March 16, 2007

sites, its PowerBuoy wave power station will be able to operate at a 30% to 45% load factor. The relative efficiency of prototype systems, if installed at such sites, is not meaningful.
Our systems are environmentally and aesthetically non-intrusive, page 50
4.	We note your response to comment 18 in our letter dated December 12, 2006. Please name the preparers of the environmental assessment report as experts and include their consents pursuant to Rule 436.
Response:	The independent study referred to on page 52 of the Registration Statement was commissioned and paid for by the Company’s customer, the US Navy. The Company does not believe that it is meaningful to investors to name the environmental firm and that it is impracticable to obtain its consent as the Company does not have a client relationship with the firm. The Company has modified this section to make clear that it is the Company’s belief as to the environmental impact of its systems and to delete the reference to the formal conclusion of the report, which, we believe, means that the Company is not quoting or summarizing from a report or opinion of an expert and, accordingly, is not required to obtain the consent of such expert.
Product Deployments. page 54
5.	We note your response to comment 16 in our letter of December 12, 2006. Notwithstanding your disclosure in the text, please restore the column in your table that shows the status of each product deployment. Further, for each project, please revise to clarify the following;
•	the payments to be received in connection with each project and whether you expect to profit from the project or will only be reimbursed for expenses and costs;

•	whether you will receive any payment in connection with your demonstration projects, and if so, describe these payments;

•	the dates when payments or reimbursements will be received, and if the payments are contingent on future events, when will you know when payments may be expected or losses incurred; and

•	the dates when additional agreements will be entered into, if at all.
Response:	The Company has revised this section of the Registration Statement in response to the Staff’s comments. Please note that the Company’s projects are complex development projects that are all in their initial phases. The timing of subsequent phases will depend on the progress that is made during these initial

Securities and Exchange Commission
March 16, 2007

phases. Similarly, the expected dates for future agreements cannot be determined with any precision. With the changes made to the Registration Statement in response to the Staff’s comments, the Company believes that it has adequately disclosed the nature of its development projects and the risks associated with completing them.
6.	It is unclear where you have disclosed the aggregate funds required to achieve your development projects. Please advise or revise.
Response:	The Company has indicated in the section of the Registration Statement captioned “Use of Proceeds” that approximately $25 million of the proceeds of the offering will be used to construct demonstration wave power stations, approximately $25 million will be used to fund minority investments in wave station projects and approximately $10.5 million will be used to fund continued development and commercialization of the Company’s PowerBuoy system. The balance of the proceeds will be used to expand facilities and international sales and marketing capabilities and for working capital and other general corporate purposes. On page 43 of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company also stated that the net proceeds of the offering, together with its current cash resources, will be sufficient to meet its anticipated capital needs for working capital and capital expenditures at least through fiscal 2008. Given the risks and uncertainties surrounding the Company’s development projects, the Company believes that it cannot provide additional assurances as to the funds required to achieve all of its development goals.
7.	Please update the status of the Navy contract which expires in March 2007. In addition, please describe the problems with the New Jersey system.
Response:	The Company is in the process of negotiating an extension that it anticipates will be executed prior to the current Navy contract’s expiration. The Registration Statement has been modified accordingly.

As stated in the Registration Statement, the New Jersey system is currently undergoing planned maintenance. The Company has discovered no significant problems with the system, and the system has required only routine maintenance, such as the replacement of fluids and filters. The Company has revised the disclosure on page 59 of the Registration Statement to clarify the status of the New Jersey system.

Securities and Exchange Commission
March 16, 2007

Customers, page 57
8.	Please describe how you locate customers. In an appropriate section, please describe the revenues from the Australian Greenhouse Office and the National Institute of Standards and Technologies and describe any arrangement or agreement with these entities.
Response:	The Company has revised the disclosure on page 61 of the Registration Statement in response to the Staff’s comments.
Management, Page 66
Stock Plan, page 73
9.	We note that the 2001 stock plan provides that prior to an initial public offering, you have a right of first refusal on any shares held by optionees and that you may repurchase any stock upon the exercise of options, Please describe your intentions with respect to this right of first refusal and any repurchase.
Response:	The disclosure on page 77 of the Registration Statement has been revised to indicate that the Company’s right of first refusal and right to repurchase under the 2001 stock plan will terminate upon completion of the offering and that the Company has no intentions of exercising such rights with respect to any shares prior to such completion.
Certain Relationships and Related Party Transactions, page 75
10.	We note that Mr. Draper is also a director of Iberdrola Energias. Please describe your joint ventures and agreements with Iberdrola in this section. Please also include a risk factor that discusses the risks of joint ventures and the conflict regarding enforcing your rights under these related party agreements.
Response:	Mr. Draper is a director of Iberdrola Energias Marinas de Cantabria, S.A. (“Iberdrola Cantabria”), which is the entity that is engaged in the joint venture with Iberdrola S.A. (“Iberdrola”), the electric utility company. As disclosed on page 10 of the Registration Statement, Iberdrola Cantabria was formed by the Company along with affiliates of Iberdrola, Total S.A. (“Total”) and two Spanish governmental agencies for the purpose of constructing and operating a wave power station off the coast of Spain. Mr. Draper was appointed to Iberdrola Cantabria as part of our joint venture arrangement with Iberdrola and Total, but Mr. Draper has no prior affiliation with either Iberdrola or Total. He was appointed to be the Company’s representative on the board of Iberdrola Cantabria at the time the joint venture arrangements were concluded. Accordingly, the arrangement was negotiated by the Company and Iberdrola on

Securities and Exchange Commission
March 16, 2007

an arms’-length basis. The Company does not believe that its joint venture arrangement with Iberdrola Cantabria is a related party transaction.

In any event, the instructions to Item 404(a) of Regulation S-K state that a person will not have a reportable “indirect material interest” if his relationship with a party to a transaction with the issuer arises only from his position as a director of that party.

In response to the Staff’s comments, the Company has added a risk factor regarding its joint venture arrangement.
Principal and Selling Stockholders, page 76
11.	Please disclose the natural persons with investment power over the shares held by RAB Special Situations (Master) Fund Limited and Henderson Global Investors Limited.
Response:	Based on a Schedule 13G filed by RAB Special Situations (Master) Fund Limited (“RAB”) with respect to its investment in the Company, the Company has disclosed the name of the fund manager. Henderson Global Investors Limited (“Henderson”) has not made a similar filing with the SEC. Neither RAB nor Henderson is yet obligated to make such filings, and it is likely that both investors will be below the 5% ownership threshold after the offering. Neither investor is represented on the Company’s board nor are they otherwise affiliates of the Company. The rules of the AIM market do not require either RAB or Henderson to disclose the natural persons who manage such funds. Accordingly, the Company has disclosed all the information available to it.
* * *

Securities and Exchange Commission
March 16, 2007

     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Jennifer Berrent of this firm at (212) 937-7513.
Very truly yours,
/s/ ROBERT A. SCHWED
Robert A. Schwed